Room 4561
				May 18, 2005



Dennis H. Bunt
Chief Financial Officer
Authentidate Holding Corp.
2165 Technology Drive
Schenectady, NY 12308

RE:	Authentidate Holding Corp.
	Form 10-K for fiscal year ended June 30, 2004
		Form 10-Q for the period ended March 31, 2005
		Form 8-K dated August 16, 2004
		Form 8-K dated February 8, 2005
	File No. 000-20190


Dear Mr. Bunt:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited the scope of our review to the matters addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended June 30, 2004

Revenue Recognition

1. Supplementally, clarify for us the extent to which you have historically recognized revenue in accordance with SOP 97-2. In this regard, we note that you only recently began to disclose your policies related to software revenue recognition in your most recent
Form 10-Q. However, your disclosures appear to indicate that you have been selling material amounts of software and software-related services for several years through your Docstar and Authentidate divisions. Explain how the revenue recognition policies disclosed in your 2004 Form 10-K applied to such software sales.

2. We note that you refer to several hosting facilities and describe services that appear to be hosting services. Supplementally, describe these services and the material terms of the related arrangements. Explain how you recognize revenue under these arrangements including any set-up fees and provide reference to the accounting literature that supports your treatment.

3. You disclose on page 17 that many of your contracts exceed one year which results in revenue recognition over the life of the contract. Supplementally, describe the material terms of these arrangements, including the products and/or services provided. Indicate whether revenue is recognized ratably over the life of the contracts or on some other basis and refer to the specific accounting literature that supports your revenue recognition model.

4. Supplementally, tell us more about your agreement with the United
States Postal Service (USPS). Describe the material terms of this agreement and explain, in detail, the revenue generating transactions. Compare the revenue transactions under the USPS agreement to your typical arrangements and highlight material differences in terms and/or revenue recognition policies. Indicate the amount of revenue that you have recognized under this agreement and describe the impact to the company if this agreement is cancelled.

5. Explain to us how you considered the disclosure requirements of paragraph 12 of APB No. 22. In this regard, we note that you have not specifically disclosed how you determine when each of your revenue recognition criteria has been met. For example, you do not disclose what constitutes delivery and how you determine whether fees are fixed or determinable. In addition, you have not identified the various elements offered in your multiple element arrangements and indicated when revenue is recognized for each element. Finally, you have not disclosed how you obtain VSOE for elements in software transactions or how you obtain objective and reliable evidence of fair value in non-software transactions.

Note 11.  Stock Option Plans and Stock Warrants

6. We note that you have issued warrants in connection with several private placements in recent years. We further note that you appear to have entered into registration rights agreements that require you to register the shares underlying the warrants to avoid paying liquidated damages. Supplementally, address the following for each transaction enetered into during the three years presented that included such warrants:
- Clarify whether you were required to deliver registered or unregistered shares upon exercise of the warrants and explain holders` rights in the event that you were unable to register the shares underlying the warrants;
- Clarify the liquidated damages provisions included in the registration rights agreements. Irrespective of whether you paid any such damages, explain the terms of the damages provisions and indicate the maximum amount of damages that would have been paid assuming registration did not occur;
- Provide us with the maximum damages possible as a percentage of the fair value of the related warrants and explain how you considered paragraph 14 of EITF 00-19 in determining whether the warrants should have been recorded as a liability that is periodically remeasured until the shares underlying the warrants are registered; and
- Indicate whether your auditors consulted with PWC`s National Office regarding the treatment of these warrants.

Note 12.  Commitments and Contingencies

7. We note that you are still awaiting a verdict in the complaint filed by Shore Venture Capital, LLC. Supplementally provide us with an update on the status of this complaint including when you expect this litigation will be settled. In addition, we caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Question 5 of SAB Topic 5Y.

Note 18.  Private Debt Offerings

8. We note that you issued convertible debentures and warrants to purchase common stock to investors in 2002 and 2003. Supplementally, explain to us how you allocated the proceeds of these transactions to the debt and warrants based on the relative fair values in accordance with paragraph 16 of APB 14. In addition, provide us with your calculations related to the beneficial conversion features and explain how you applied EITF 98-5 and EITF 00-27 to these transactions.

Form 8-K dated August 16, 2004

9. Supplementally, explain to us how you have recognized revenue under the agreement entered into by your Trac Medical subsidiary that required a fixed fee of $3,000,000 to use Trac Medical`s processing services during a five year term unless the customer exercises a right to convert to a standard pricing model at the end of 2005. Indicate the accounting literature that you relied on in determining how to recognize revenue under this arrangement and explain how your disclosure in your revenue recognition policies addresses this material arrangement. As part of your response, indicate how the conversion right and reseller relationship affected your revenue recognition.

Form 8-K dated February 8, 2005

10. Your use of a full income statement in reconciling your non-GAAP measures appears to create a number of measures, such as non-GAAP S,G&A expenses, non-GAAP total costs and expenses, non-GAAP operating loss, and non-GAAP loss before income taxes, for which you have not included the disclosures required by Item 10(e)(1)(i)(C) and (D) of
Regulation S-K. In this regard, please note that each line item, sub-total, total or other item that has been adjusted represents a separate non-GAAP measure for which clear, specific, explicit disclosure is required.

11. We note that your non-GAAP measure excludes "certain unusual and non-recurring expenses." Supplementally, explain your basis for referring to the excluded items as unusual and non-recurring. In addition, enhance your disclosures provided under Item 10(e)(1)(i)(C)
and (D) of Regulation S-K and Questions 8 and 9 of the related
FAQ.
Your disclosures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what represents operational performance.

Form 10-Q for the period ended March 31, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Critical Accounting Policies and Estimates - Judgments and
Estimates,
page 17

12. You disclose the five critical judgments and estimates that affect the classification and timing of revenue recognition, but your disclosure does not appear to provide any insight into these judgments and estimates. Supplementally, describe how each of these judgments and estimates are made and discuss the assumptions underlying each. Explain to us how accurate these judgments and estimates have been in the past and whether they are reasonably likely to change in the future. See SEC Release 33-8350 and explain why you believe such disclosures regarding these or your remaining critical accounting policies and estimates were not necessary in your
2004 Form 10-K.

Notes to the Financial Statements

Note 8.  Marketable Securities

13. We note that you have made significant changes to your balance sheet as of June 30, 2004 related to a reclassification of $31.3 million of auction rate securities from cash equivalents to short-term investments. Supplementally, explain how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports. In this regard, provide us with the differences between your reported balance sheet and cash flow amounts in your 2004 Form 10-K and subsequent interim periods and the amounts that would have been reported had you been accounting for the auction rate securities correctly. In addition, explain why your statement of cash flows for the nine-months ended March 31, 2004 was not affected by your reclassification.

14. Supplementally, explain to us how you have accounted for the auction rate securities under SFAS 115. If these are classified as available-for-sale securities, justify the classification as current by addressing how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period. Refer to paragraph 17 of SFAS 115 and Chapter 3A of ARB No 43 as well as SFAS 95.

Item 4.  Controls and Procedures

15. You indicate that your Chief Financial Officer identified certain
"corporate governance issues" in a letter to the Audit Committee of the Board of Directors and that he believes these issues, if not corrected, may lead to "significant problems" in the future. Supplementally, provide us with a copy of this letter and explain how you considered these issues when evaluating your disclosure controls and procedures.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

Authentidate Holding Corp.
May 18, 2005
Page 6 of 6